UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2007

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On November 2, 2007, ASAT Holdings Limited (the “Company”) issued a press release announcing its annual shareholder meeting dated December 13, 2007 and the availability to obtain copies of the Company’s 2007 annual report from its website. A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: November 5, 2007

	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated November 2, 2007, announcing its annual shareholder meeting dated December 13, 2007 and the availability to obtain copies of the Company’s 2007 annual report from its website.

Exhibit 99.1

ASAT Holdings Schedules Annual Shareholder Meeting for December 13, 2007

HONG KONG and MILPITAS, Calif., – November 2, 2007 – ASAT Holdings Limited (Nasdaq: ASTT) (the “Company” or “ASAT”), a global provider of semiconductor package design, assembly and test services, today announced that it has scheduled its 2007 annual meeting of shareholders for Thursday, December 13, 2007, at 10:00 a.m. China Standard Time. The meeting will be held at the Company’s Dongguan Factory in China, which is located in the Zhen An Hi-Tech Industrial Park on Zhen An Road in Chang An Town, Dongguan City, Guangdong Province, 523850, People’s Republic of China.

Shareholders of record at the close of business on November 6, 2007, will receive a copy of the definitive proxy statement.

In accordance with the Securities and Exchange Commission’s new Notice and Access rule, the Company will not mail its Annual Report, instead making it available online no later than November 15, 2007, at http://www.asat.com/investor/annual.php. ASAT will furnish a hardcopy of the Annual Report, once available, free of charge and within a reasonable time to any shareholder who requests one. Please contact Ed Varga at (866) 405-0393 or e-mail your request to 2007arrequest@asat.com.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 18 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor Statement

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of the Company to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, the need for additional funding and the risk that financing may not be obtained, our progress in ramping our new China facility, acceptance and demand for the Company’s products and services, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, our ability to obtain additional new financing, the possible delisting of the Company’s securities from Nasdaq, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 15, 2007 and the section entitled “Risk Factors” in our quarterly reports on Form 6-K filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi
Summit IR Group Inc.
(408) 404-5400 ir@asat.com